

September 23, 2014

Via E-mail
Mr. Bruce D. Hansen
Chief Executive Officer
General Moly, Inc.
1726 Cole Blvd., Suite 115
Lakewood, CO 80401

> **Re:** **General Moly, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 13, 2014**
> **File No. 001-32986**

Dear Mr. Hansen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Business and Properties, page 1
Description of the Mt. Hope Project page 7

1.   In future filings please revise to remove the terms measured and indicated associated with your mineralized materials.

2.   In future filings please disclose your reserve cut-off grade in your reserve footnotes.

3.   In future filings please disclose the commodity price associated with your mineralized material cutoff grade in your reserve footnotes.

4.   In future filings please disclose the molybdenum price used in your base case financial model in your reserve footnotes.

Description of the Liberty Property, page 15

5.   We note your reference to unmined ore and a historical ore zone. Please revise future filings to remove ore estimates that are not defined by a final bankable feasibility study.

Financial Statements and Supplementary Data, page 43
Consolidated Statements of Operations and Comprehensive Loss, page 46

6.   We note that net loss attributable to contingently redeemable non-controlling interest has been allocated a portion of consolidated net losses in the fiscal years through 2011 but was not allocated any net losses in fiscal years 2013 and 2012. Please tell us why the consolidated net losses may not be allocable to the non-controlling interest holder in these two fiscal years. Please expand your accounting policy in future filings to explain the circumstances under which you allocate consolidated net losses between you and the non-controlling interest holder. Include the proposed disclosures in your response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding the financial statements and related matters. You may contact John Coleman at (202) 551-3610 if you have any questions regarding engineering or related matters. Please contact me with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining